February 15, 2001



Securities and Exchange Commission
450 Fifth Street N.W.
Attn:  Document Control - EDGAR
Washington, D.C.  20549-1004

Re: Chaparral Network Storage, Inc. Request for Withdrawal of Registration on Form S-1 -- Registration No. 333-31990, and all Amendments and Exhibits thereto.

Ladies and Gentlemen:

Pursuant to Rule 477, Chaparral Network Storage, Inc. (the "Company") hereby respectfully requests that the filing transmitted on March 8, 2000 on Form S-1 and the exhibits thereto and the filing transmitted on April 27, 2000 as Amendment No. 1 on Form S-1 and the exhibits thereto be withdrawn. The Registration Number is 333-31990.

The filing stated that Company may offer, in a firm commitment underwritten offering, common stock, par value $.001 per share, with a proposed maximum aggregate offering price of $60,000,000. The Company has elected not to proceed with the offering due to general market conditions and a determination that it would be in its best interest not to proceed at this time and therefore desires to withdraw the Registration Statement and all amendments and exhibits thereto.

No securities have been sold under the Form S-1 Registration Statement and all activity in pursuit of the public offering has been discontinued.

Accordingly, we request an order granting withdrawal of the Form S-1 Registration Statement issued by the Commission as soon as possible.

Please direct any questions regarding this matter to Ronald R. Levine, II of Davis Graham & Stubbs LLP at (303) 892-7514.

Sincerely,

Chaparral Network Storage, Inc.


/s/Gary Allison
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Gary Allison
Chief Executive Officer